PROSPECTUS SUPPLEMENT NO. 5, DATED MAY 29, 2025	Filed Pursuant to Rule 424(b)(3)
(To the Proxy Statement/Prospectus dated January 6, 2025 and amended and supplemented on January 29, February 25, March 13, 2025 and March 26, 2025)	Registration No. 333-281332

SUPPLEMENT TO

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF

FINNOVATE ACQUISITION CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

UP TO 72,810,209 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES,

AND

21,737,500 WARRANTS

AND

21,737,500 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES

ISSUABLE UPON EXERCISE OF WARRANTS

OF

SCAGE FUTURE

(AFTER THE MERGERS DESCRIBED HEREIN)

On January 10, 2025, Finnovate Acquisition Corp., a Cayman Islands exempted company (“Finnovate”) commenced mailing the definitive proxy statement/prospectus dated January 6, 2025 (the “Proxy Statement/Prospectus”) related to the extraordinary general meeting of shareholders to be held on January 30, 2025 to consider and vote upon, among other things, the approval of its previously announced proposed business combination (the “Business Combination”) by and among Finnovate, Scage International Limited, a Cayman Islands exempted company (“Scage International”), Scage Future, a Cayman Islands exempted company (“PubCo”), Hero 1, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo, and Hero 2, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo. PubCo and Scage International filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement (the “Registration Statement”) on Form F-4 (Registration No. 333-281332) relating to the issuance of up to 72,810,209 ordinary shares of PubCo represented by American depositary shares, 21,737,500 warrants of PubCo and 21,737,500 ordinary shares of PubCo represented by American depositary shares issuable upon exercise of warrants of PubCo in connection with the Business Combination.

This supplement No. 5, dated May 29, 2025 (this “Supplement”), is being filed by PubCo and Scage International with the SEC to update, amend and supplement certain information contained in the Proxy Statement/Prospectus, which forms part of the Registration Statement. Except as otherwise set forth below, the information in the Proxy Statement/Prospectus remains unchanged. The page reference is to the page in the Proxy Statement/Prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 36 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the transactions described in the Proxy Statement/Prospectus or any of the securities to be issued in the Business Combination (as defined in the Proxy Statement/Prospectus), passed upon the merits or fairness of the Business Combination or related transactions or passed upon the adequacy or accuracy of the disclosure in the Proxy Statement/Prospectus or this Supplement. Any representation to the contrary constitutes a criminal offense.

Prospectus supplement dated May 29, 2025

 Supplemental Disclosures to the Proxy Statement/Prospectus

Amend "SUMMARY OF THE PROXY STATEMENT/PROSPECTUS" section by inserting the following to the end of that section:

Scage International's Recent Developments

Set forth below are selected estimated preliminary unaudited financial data of Scage International for the six months ended December 31, 2024, which have been prepared by, and are the responsibility of, Scage International's management. Scage International's independent registered public accounting firm, Marcum Asia CPAs LLP, has not audited or performed a review or any other procedures with respect to the estimated preliminary unaudited financial results. Accordingly, Marcum Asia CPAs LLP does not express an opinion or provide any other form of assurance and did not perform a review with respect thereto. Scage International is still in the process of preparing and completing its financial statements for the six months ended December 31, 2024. These selected financial data are based on the information currently available to us as of the date of this prospectus supplement, and are subject to potential adjustments based upon the completion of Scage International's period-end closing process and external review. As such, prospective investors are cautioned not to place undue reliance on the information.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi with respect to the unaudited preliminary results for the six months ended December 31, 2024 presented in this prospectus supplement were made at the following rates. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

	As of December 31,	As of June 30,
Balance sheet items, except for equity accounts	2024	2024
US$ against RMB	7.2993	7.2672

	For the six months ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2024	2023
US$ against RMB	7.1767	7.2347

Net Revenues

Net Revenues increased significantly from approximately US$3.2 million in the six months ended December 31, 2023 to approximately US$7.1 million in the six months ended December 31, 2024, primarily due to the significant increase of net revenues from sales of NEVs and components from approximately US$3.2 million in the six months ended December 31, 2023 to approximately US$7.0 million in the six months ended December 31, 2024. The significant increase was primarily due to the increase in the sales of NEV components, partially offset by the decrease in the sales of NEVs. Scage International sold 24 sets of Artificial-intelligent Robot Transportation (“ART”) components, 54 sets of NEV batteries and six Dragon II vehicles (previously marketed as “Dragon King”) for the six months ended December 31, 2024, compared with 43 Q-trucks and one electric tractor truck for the six months ended December 31, 2023.

Cost of Revenues

Cost of revenues increased significantly from approximately US$2.6 million in the six months ended December 31, 2023 to approximately US$7.9 million in the six months ended December 31, 2024, primarily due to (1) the increase in manufacturing and purchase costs, which was basically in line with the increased sales of NEV components, and (2) the increased reserves for estimated warranty costs for corresponding sales during the period, partially offset by the decrease in inventory write-down as a result of the decrease in the overall inventory level as of December 31, 2024 as compared to December 31, 2023.

Gross Loss/Profit and Gross Margin

As a result of the foregoing, Scage International recorded gross loss of approximately US$0.7 million in the six months ended December 31, 2024 and gross profit of approximately US$0.6 million in the six months ended December 31, 2023, representing a gross margin of approximately negative 10.1% and approximately 19.6% of the relevant periods, respectively.

Operating Expenses

Operating expenses decreased by approximately 7.1% from approximately US$3.4 million in the six months ended December 31, 2023 to approximately US$3.2 million in the six months ended December 31, 2024 for the following reasons.

Selling and marketing expenses. Selling and marketing expenses decreased by approximately 56.9% from approximately US$0.5 million in the six months ended December 31, 2023 to approximately US$0.2 million in the six months ended December 31, 2024, primarily due to (1) a decrease of US$0.2 million in marketing expenses for brand promotion and customer relationship development, and (2) a decrease of US$0.1 million in employee compensation, depreciation expense and other expenses.

Research and development expenses. Research and development expenses decreased by approximately 8.4% from approximately US$0.9 million in the six months ended December 31, 2023 to approximately US$0.8 million in the six months ended December 31, 2024, primarily due to a decrease of US$0.1 million in the material costs related to research and development.

General and administrative expenses. General and administrative expenses increased by 2.6% from US$2.0 million for the six months ended December 31, 2023 to US$2.1 million for the six months ended December 31, 2024, primarily due to (1) an increase of approximately US$0.2 million in professional service fees, including advisory fees and legal fees related to the Business Combination, and (2) an increase of approximately US$0.1 million in employee compensation, rental expenses and depreciation expense, partially offset by a decrease of US$0.2 million in bad debt expense as a result of reversal of provision for expected credit losses.

Net Loss

As a result of the foregoing, Scage International recorded net loss of approximately US$4.0 million in the six months ended December 31, 2024, compared to net loss of approximately US$2.8 million in the six months ended December 31, 2023.

Total Assets and Total Liabilities

Scage International had total assets of approximately US$33.8 million and total liabilities of approximately US$21.4 million as of December 31, 2024, as compared to US$10.6 million and US$12.8 million, respectively, as of June 30, 2024.

Liquidity and Capital Resources

Scage International had cash and restricted cash of approximately US$0.7 million as of December 31, 2024, compared to US$2.0 million as of June 30, 2024. The decrease was primarily due to the significant costs and negative cash flows we incurred during our business expansion in the six months ended December 31, 2024.

There is no assurance that Scage International's estimated preliminary results for the six months ended December 31, 2024 will be indicative of its financial results for future interim periods. Further, Scage International's actual results may differ from the estimated preliminary results presented here and will not be finalized until after the completion of business combination. These estimates should not be viewed as a substitute for its audited financial statements prepared in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scage International” and “Risk Factors” included elsewhere in this prospectus/proxy statement for information regarding trends and other factors that may affect Scage International's results of operations.

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